PATRIA INVESTMENTS (NASDAQ: PAX) 4Q24 Earnings Presentation February 12, 2025

Disclaimer PAX 4Q24 Earnings Presentation

About Patria Conference Call Dividends Shareholder Relations Contacts Patria Reports Fourth Quarter & Full Year 2024 Results PAX 4Q24 Earnings Presentation

Patria’s Fourth Quarter & Full Year 2024 IFRS Results PAX 4Q24 Earnings Presentation IFRS Net Income attributable to Patria was $56.8 million for 4Q24 and $73.4 million for the full year 2024

Message from Patria’s CEO PAX 4Q24 Earnings Presentation

Patria’s Fourth Quarter 2024 Summary PAX 4Q24 Earnings Presentation

• • • • • • • • • • • • • Patria’s Fourth Quarter & Full Year 2024 Summary PAX 4Q24 Earnings Presentation

(US$ in millions) 4Q23 4Q24 FY 2023 FY 2024 Patria’s Fourth Quarter & Full Year 2024 Earnings PAX 4Q24 Earnings Presentation Distributable Earnings (“DE”) of $89.1 million in 4Q24 and $189.2 million for the full year 2024

Total Fee Revenues & Fee Related Earnings (“FRE”) PAX 4Q24 Earnings Presentation • • •

Net Accrued Performance Fee PAX 4Q24 Earnings Presentation US$ 319 mn Net Accrued Performance Fees • • • 4Q24 Composition by Fund 4Q23 3Q24 PE V (2015) PE VI (2019) IS IV (2018) IS III (2013) Others1 4Q24 Before Realization Realized Perf. Fee 4Q24

Total Assets Under Management PAX 4Q24 Earnings Presentation Fair Value of Investments Uncalled Capital + Capital Formation +32% $31.8bn $41.9bn 4Q23 4Q24 • • • • • •

PAX 4Q24 Earnings Presentation $23.9bn $32.9bn Fee Earning Assets Under Management 4Q24 Mgmt. Fee Revenue Breakdown Per Strategy +38% 4Q23 4Q24 • •

Asset Class FEAUM by Structure Fee Basis Frequency of NAV Calculation Duration Currency Exposure Hard / Soft (%) Effective Mgmt. Fee Rate Private Equity Infrastructure Credit Real Estate Public Equities GPMS Key Fee Characteristics By Investment Vertical PAX 4Q24 Earnings Presentation

Private Equity Infrastructure Credit Public Equities Real Estate GPMS Advisory Total Private Equity Infrastructure Credit Public Equities Real Estate GPMS Advisory Total Total AUM Roll Forward PAX 4Q24 Earnings Presentation

Private Equity Infrastructure Credit Public Equities Real Estate GPMS Advisory Total Private Equity Infrastructure Credit Public Equities Real Estate GPMS Advisory Total Total FEAUM Roll Forward PAX 4Q24 Earnings Presentation

(in Thousands, Except Where Noted) Committed Capital Deployed + Reserved Total Invested Unrealized Investments Realized Investments Total Value Net Returns Fund (Vintage) Total (USD) % Value (USD) Value (USD) Value (USD) Value (USD) Gross MOIC (USD) Net IRR (USD) Net IRR (BRL) Investment Performance – Drawdown Funds PAX 4Q24 Earnings Presentation

As of Dec 24 Returns in local currency - Since Inception Ticker Fund Name Strategy Inception Year Functional Currency AUM M (Functional Currency) AUM M (USD) Total Return (Annualized) Market Comparison IFIX (BR) 1 / IPC(COL) (Annualized) Investment Performance – REITs PAX 4Q24 Earnings Presentation

Investment Performance – GPMS PAX 4Q24 Earnings Presentation Primaries Secondaries Co-Investments²

Asset Class Strategy Functional Currency Strategy AUM (USD Mn) 2024 Compounded Annualized Net Returns Excess Return Since Incept.1yr 3yr 5yr Since Incep. Credit Public Equities Investment Performance – Credit & Public Equities PAX 4Q24 Earnings Presentation

Reconciliations & Disclosures PAX 4Q24 Earnings Presentation

Share Summary PAX 4Q24 Earnings Presentation (US$ in millions) 4Q23(1) 1Q24(2) 2Q24(3) 3Q24 4Q24(4)

Patria’s Earnings – 5 Quarter View PAX 4Q24 Earnings Presentation (US$ in millions) 4Q23 1Q24 2Q24 3Q24 4Q24 FY 2022 FY 2023 FY 2024

Reconciliation of IFRS to Non-GAAP Measures PAX 4Q24 Earnings Presentation (US$ in millions) 4Q23 1Q24 2Q24 3Q24 4Q24 FY 2022 FY 2023 FY 2024

IFRS Balance Sheet PAX 4Q24 Earnings Presentation (US$ in millions) 31-Dec-23 31-Dec-24 31-Dec-23 31-Dec-24

Notes PAX 4Q24 Earnings Presentation

Notes PAX 4Q24 Earnings Presentation

Definitions PAX 4Q24 Earnings Presentation